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Pricing Supplement dated February 24, 2004 		   Rule 424(b)(3)
(To Prospectus dated April 3, 2002 and			 File No. 333-84692
Prospectus Supplement dated April 4, 2002)


				TOYOTA MOTOR CREDIT CORPORATION

				 Medium-Term Note - Fixed Rate
________________________________________________________________________________

Principal Amount:  $200,000,000		  Trade Date: February 24, 2004
Issue Price: See "Additional Terms of          Original Issue Date: February 27, 2004
    the Notes - Plan of Distribution"
Interest Rate: 4.85% per annum		  Net Proceeds to Issuer:  $200,000,000
Interest Payment Dates: Each                      Principal's Discount or
  February 27 and August 27,                         Commission:  0.0%
  commencing August 27, 2004
Stated Maturity Date: February 27, 2015
________________________________________________________________________________


Day Count Convention:
   [X]  30/360 for the period from February 27, 2004 to February 27, 2015
   [ ]  Actual/365 for the period from   	        to
   [ ]  Other (see attached)

Redemption:
   [ ]	The Notes cannot be redeemed prior to the Stated Maturity Date.
   [X]	The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date: February 27, 2006. See "Additional Terms of the Notes - Redemption"
        Initial Redemption Percentage: 100%
        Annual Redemption Percentage Reduction: Not Applicable

Repayment:
   [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
   [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option
	of the holder of the Notes.
	Optional Repayment Date(s):
        Repayment Price:     %

Currency:
        Specified Currency:  U.S. dollars
            (If other than U.S. dollars, see attached)
        Minimum Denominations:
            (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [X] No
        Total Amount of OID:
        Yield to Maturity:
        Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated

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			___________________________

			Citigroup Global Markets Inc.

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			ADDITIONAL TERMS OF THE NOTES

Redemption

	The Notes are subject to redemption by TMCC, in whole or from time to time in part in increments of $1000, on the Initial Redemption Date stated above and on each Interest Payment Date thereafter subject to not less than 30 nor more than 60 days' prior notice. If less than all the Notes are to be redeemed, the particular Notes to be redeemed shall be selected by the Trustee, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of the Notes.

Plan of Distribution

        Under the terms of and subject to the conditions of a terms agreement under a First Amended and Restated Distribution Agreement dated September 3, 1998 between TMCC and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Goldman, Sachs & Co., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc., now known as Citigroup Global Markets Inc.("Citigroup"), as amended by Amendment No. 1 thereto, dated January 12, 2000, Amendment No. 2 thereto, dated August 24, 2001 and Amendment No. 3 thereto, dated April 4, 2002 (as amended, the "Agreement"), Citigroup, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100% of their principal amount. Citigroup may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Citigroup.

        Under the terms and conditions of the Agreement, Citigroup is committed to take and pay for all of the Notes offered hereby if any are taken.


Certain U.S. Tax Considerations

        The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding notes through any such entities.

        The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended, judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of the notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

        Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation". Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

        U.S. Holders. Although there is a possibility that the Notes will not be outstanding until the Stated Maturity Date, the general rule under the regulations regarding OID is that in determining the yield and maturity of a debt instrument that provides an issuer with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that if exercised require payments to be made on the debt instrument under an alternative schedule, the issuer will be deemed to exercise such option or combination of options in a manner that minimizes the yield on the debt instrument. Under the foregoing rules, the Notes will be treated as if they will not be redeemed by TMCC, and thus as if they were to remain outstanding until the Stated Maturity Date. Under the foregoing principles, the amount payable with respect to a Note at the Fixed Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.